Exhibit 99.1

Alibaba Group Surpasses RMB3 Trillion in GMV in Fiscal Year 2016

Alibaba Group Holding Limited (NYSE:BABA) announced on March 21, 2016 that it had surpassed RMB3 trillion in gross merchandise volume (GMV) during its fiscal year 2016, which will end on March 31, 2016.  For more information, please visit Alizila.com at http://alizila.com/joe-tsai-beyond-alibabas-3-trillion-milestone.